2020 HALF-YEAR FINANCIAL REPORT
Table of Contents

1.	CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
	CONSOLIDATED BALANCE SHEETS – ASSETS	2
	CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES	3
	CONSOLIDATED INCOME STATEMENTS	4
	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
	CONSOLIDATED STATEMENTS OF CASH FLOWS	9
	NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020	11
	INTRODUCTION	11
	A/ Basis of preparation of the half-year financial statements and accounting policies	11
	B/ Significant information for the first half of 2020	15
	C/ Events subsequent to June 30, 2020	37
2	HALF-YEAR MANAGEMENT REPORT	38
	A/ Significant events of the first half of 2020	38
	B/ Events subsequent to June 30, 2020	42
	C/ Consolidated financial statements for the first half of 2020	43
	D/ Risk factors and related party transactions	61
	E/ Outlook	62
	F/ Appendix – Research and Development Pipeline	64
3	STATUTORY AUDITORS’ REPORT	66
4	RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT	67
ENGLISH TRANSLATION AND LANGUAGE CONSULTANCY: STEPHEN REYNOLDS & JANE LAMBERT

1. CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2020	December 31, 2019
Property, plant and equipment	B.2.	9,368	9,717
Right-of-use assets		1,236	1,300
Goodwill	B.3.	45,254	44,519
Other intangible assets	B.3.	17,021	16,572
Investments accounted for using the equity method	B.5.	196	3,591
Other non-current assets	B.6.	3,031	2,667
Deferred tax assets		4,830	5,434
Non-current assets		80,936	83,800
Inventories		8,895	7,994
Accounts receivable	B.7.	7,203	7,937
Other current assets		2,727	3,253
Cash and cash equivalents	B.9.	15,969	9,427
Current assets		34,794	28,611
Assets held for sale or exchange		89	325
TOTAL ASSETS		115,819	112,736

The accompanying notes on pages 11 to 37 are an integral part of the condensed half-year consolidated financial statements.

2	2020 Half-Year Financial Report - Sanofi

CONSOLIDATED BALANCE SHEETS – SHAREHOLDERS’ EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2020	December 31, 2019
Equity attributable to equity holders of Sanofi		63,304	58,934
Equity attributable to non-controlling interests		182	174
Total equity	B.8.	63,486	59,108
Long-term debt	B.9.	20,404	20,131
Non-current lease liabilities		947	987
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	413	508
Non-current provisions and other non-current liabilities	B.12.1.	9,785	9,321
Deferred tax liabilities		1,976	2,294
Non-current liabilities		33,525	33,241
Accounts payable		4,920	5,313
Current liabilities related to business combinations and to non-controlling interests	B.11.	243	292
Current provisions and other current liabilities	B.12.2.	10,061	9,961
Current lease liabilities		248	261
Short-term debt and current portion of long-term debt	B.9.	3,329	4,554
Current liabilities		18,801	20,381
Liabilities related to assets held for sale or exchange		7	6
TOTAL EQUITY AND LIABILITIES		115,819	112,736

The accompanying notes on pages 11 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Net sales	B.20.	17,180	17,019	36,126
Other revenues		574	674	1,505
Cost of sales		(5,543)	(5,385)	(11,976)
Gross profit		12,211	12,308	25,655
Research and development expenses		(2,692)	(2,972)	(6,018)
Selling and general expenses		(4,607)	(4,835)	(9,883)
Other operating income	B.15.	281	273	825
Other operating expenses	B.15.	(693)	(466)	(1,207)
Amortization of intangible assets	B.3.	(883)	(1,116)	(2,146)
Impairment of intangible assets	B.4.	(323)	(1,840)	(3,604)
Fair value remeasurement of contingent consideration	B.6. - B.11.	54	190	238
Restructuring costs and similar items	B.16.	(758)	(747)	(1,062)
Other gains and losses, and litigation	B.17.	136	317	327
Gain on Regeneron investment arising from transaction of May 29, 2020	B.1.	7,382	—	—
Operating income		10,108	1,112	3,125
Financial expenses	B.18.	(198)	(244)	(444)
Financial income	B.18.	31	94	141
Income before tax and investments accounted for using the equity method		9,941	962	2,822
Income tax expense	B.19.	(994)	(13)	(139)
Share of profit/(loss) from investments accounted for using the equity method		354	116	255
Net income excluding the exchanged/held-for-exchange Animal Health business		9,301	1,065	2,938
Net income/(loss) of the exchanged/held-for-exchange Animal Health business		—	—	(101)
Net income		9,301	1,065	2,837
Net income attributable to non-controlling interests		20	15	31
Net income attributable to equity holders of Sanofi		9,281	1,050	2,806
Average number of shares outstanding (million)	B.8.7.	1,251.7	1,247.2	1,249.9
Average number of shares after dilution (million)	B.8.7.	1,258.2	1,254.7	1,257.1
▪Basic earnings per share (in euros)		7.41	0.84	2.24
▪Basic earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		7.41	0.84	2.33
▪Diluted earnings per share (in euros)		7.38	0.84	2.23
▪Diluted earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		7.38	0.84	2.31

The accompanying notes on pages 11 to 37 are an integral part of the condensed half-year consolidated financial statements.

4	2020 Half-Year Financial Report - Sanofi

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Net income		9,301	1,065	2,837
Attributable to equity holders of Sanofi		9,281	1,050	2,806
Attributable to non-controlling interests		20	15	31
Other comprehensive income:
▪Actuarial gains/(losses)	B.8.8.	(146)	(535)	(382)
▪Change in fair value of equity instruments included in financial assets	B.8.8.	299	34	106
▪Tax effects	B.8.8.	(89)	117	113
Sub-total: items not subsequently reclassifiable to profit or loss (A)		64	(384)	(163)
▪Change in fair value of debt instruments included in financial assets	B.8.8.	4	28	28
▪Change in fair value of cash flow hedges	B.8.8.	29	(15)	(13)
▪Change in currency translation differences	B.8.8.	(944)	410	751
▪Tax effects	B.8.8.	9	17	47
Sub-total: items subsequently reclassifiable to profit or loss (B)		(902)	440	813
Other comprehensive income for the period, net of taxes (A+B)		(838)	56	650
Comprehensive income		8,463	1,121	3,487
Attributable to equity holders of Sanofi		8,451	1,105	3,457
Attributable to non-controlling interests		12	16	30

The accompanying notes on pages 11 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2018 (a)	2,508	58	(14)	52,804	3,298	(584)	58,070	169	58,239
First-time application of IFRS 9	—	—	—	839	—	(852)	(13)	—	(13)
Other comprehensive income for the period	—	—	—	(305)	—	1,268	963	(4)	959
Net income for the period	—	—	—	4,306	—	—	4,306	104	4,410
Comprehensive income for the period	—	—	—	4,001	—	1,268	5,269	100	5,369
Dividend paid out of 2017 earnings (€3.03 per share)	—	—	—	(3,773)	—	—	(3,773)	—	(3,773)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(97)	(97)
Share repurchase program (b)	—	—	(1,100)	—	—	—	(1,100)	—	(1,100)
Reductions in share capital	(24)	(213)	880	(643)	—	—	—	—	—
Share-based payment plans:
▪Exercise of stock options	2	57	—	—	—	—	59	—	59
▪Issuance of restricted shares and vesting of existing restricted shares (c)	4	(4)	80	(80)	—	—	—	—	—
▪Employee share ownership plan	5	115	—	—	—	—	120	—	120
▪Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	—	1	—	1
▪Value of services obtained from employees	—	—	—	—	284	—	284	—	284
▪Tax effects of the exercise of stock options	—	—	—	—	14	—	14	—	14
Other changes arising from issuance of restricted shares (d)	—	—	—	13	—	—	13	—	13
Change in non-controlling interests without loss of control	—	—	—	(68)	—	—	(68)	3	(65)
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	—	(16)	(16)
Balance at December 31, 2018	2,495	13	(153)	53,093	3,596	(168)	58,876	159	59,035

6	2020 Half-Year Financial Report - Sanofi

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2019	2,495	13	(153)	53,093	3,596	(168)	58,876	159	59,035
Other comprehensive income for the period	—	—	—	(384)	—	439	55	1	56
Net income for the period	—	—	—	1,050	—	—	1,050	15	1,065
Comprehensive income for the period	—	—	—	666	—	439	1,105	16	1,121
Dividend paid out of 2018 earnings (€3.07 per share)	—	—	—	(3,834)	—	—	(3,834)	—	(3,834)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(10)	(10)
Share repurchase program (b)	—	—	(12)	—	—	—	(12)	—	(12)
Share-based payment plans:
▪Exercise of stock options	2	42	—	—	—	—	44	—	44
▪Issuance of restricted shares and vesting of existing restricted shares (c)	7	(7)	153	(153)	—	—	—	—	—
▪Proceeds from sale of treasury shares on exercise of stock options	—	—	3	—	—	—	3	—	3
▪Value of services obtained from employees	—	—	—	—	131	—	131	—	131
▪Tax effects of the exercise of stock options	—	—	—	—	3	—	3	—	3
Other changes arising from issuance of restricted shares (d)	—	—	—	30	—	—	30	—	30
Other (e)	—	—	—	7	—	—	7	—	7
Balance at June 30, 2019	2,504	48	(9)	49,809	3,730	271	56,353	165	56,518
Other comprehensive income for the period	—	—	—	222	—	374	596	(2)	594
Net income for the period	—	—	—	1,756	—	—	1,756	16	1,772
Comprehensive income for the period	—	—	—	1,978	—	374	2,352	14	2,366
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(4)	(4)
Share-based payment plans:
▪Exercise of stock options	4	99	—	—	—	—	103	—	103
▪Value of services obtained from employees	—	—	—	—	121	—	121	—	121
•Tax effects of the exercise of stock options	—	—	—	—	12	—	12	—	12
Change in non-controlling interests without loss of control	—	—	—	(7)	—	—	(7)	(1)	(8)
Balance at December 31, 2019	2,508	147	(9)	51,780	3,863	645	58,934	174	59,108

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(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2020	2,508	147	(9)	51,780	3,863	645	58,934	174	59,108
Other comprehensive income for the period	—	—	—	64	—	(894)	(830)	(8)	(838)
Net income for the period	—	—	—	9,281	—	—	9,281	20	9,301
Comprehensive income for the period	—	—	—	9,345	—	(894)	8,451	12	8,463
Dividend paid out of 2019 earnings (€3.15 per share)	—	—	—	(3,937)	—	—	(3,937)	—	(3,937)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(4)	(4)
Share repurchase program (b)	—	—	(361)	—	—	—	(361)	—	(361)
Share-based payment plans:
•Exercise of stock options	1	37	—	—	—	—	38	—	38
•Issuance of restricted shares and vesting of existing restricted shares (c)	3	(3)	126	(126)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	165	—	165	—	165
•Tax effects of the exercise of stock options	—	—	—	—	12	—	12	—	12
Other changes arising from issuance of restricted shares (d)	—	—	—	2	—	—	2	—	2
Balance at June 30, 2020	2,512	181	(244)	57,064	4,040	(249)	63,304	182	63,486
(a)Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.2.1.1. to the consolidated financial statements for the year ended December 31, 2018).
(b)See Note B.8.2.
(c)This line includes restricted share awards fulfilled using existing shares.
(d)Issuance of restricted shares to former employees of the Animal Health business and the European Generics business subsequent to the date of divestment.
(e)This line includes the impact of the settlement of a put option granted to non-controlling interests in connection with a divestment.

The accompanying notes on pages 11 to 37 are an integral part of the condensed half-year consolidated financial statements.

8	2020 Half-Year Financial Report - Sanofi

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Net income attributable to equity holders of Sanofi		9,281	1,050	2,806
Net (income)/loss of the exchanged/held-for-exchange Animal Health business		—	—	101
Non-controlling interests (a)		20	15	31
Share of undistributed earnings from investments accounted for using the equity method		(327)	(82)	(192)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		2,013	3,779	7,452
Gains and losses on disposals of non-current assets, net of tax (b)		(177)	(63)	(286)
Gain on Regeneron investment arising from transaction of May 29, 2020, net of tax	B.1	(6,870)	—	—
Net change in deferred taxes		(296)	(818)	(1,753)
Net change in non-current provisions and other non-current liabilities (c)		317	(27)	58
Cost of employee benefits (stock options and other share-based payments)		168	131	252
Impact of the workdown of acquired inventories remeasured at fair value		36	3	3
Other profit or loss items with no cash effect		155	(12)	(309)
Operating cash flow before changes in working capital and excluding the exchanged/held-for-exchange Animal Health business		4,320	3,976	8,163
(Increase)/decrease in inventories		(1,023)	(934)	(547)
(Increase)/decrease in accounts receivable		516	90	(462)
Increase/(decrease) in accounts payable		(325)	(49)	169
Net change in other current assets and other current liabilities		438	96	421
Net cash provided by/(used in) operating activities excluding the exchanged/held-for-exchange Animal Health business (d)		3,926	3,179	7,744
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(682)	(841)	(1,816)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (e)	B.1.	(2,360)	(134)	(488)
Acquisitions of other equity investments		(17)	(24)	(38)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (f)	B.6.	709	867	1,224
Net proceeds from sale of Regeneron shares on May 29, 2020 (g)	B.1	10,512	—	—
Net change in other non-current assets		(87)	(33)	(94)
Net cash provided by/(used in) investing activities excluding the exchanged/held-for-exchange Animal Health business		8,075	(165)	(1,212)
Net cash inflow/(outflow) from the exchange of the Animal Health business for BI’s Consumer Healthcare business		—	—	154
Issuance of Sanofi shares	B.8.1.	38	58	162
Dividends paid:
▪ to shareholders of Sanofi		(3,937)	(3,834)	(3,834)
▪to non-controlling interests (a)		(4)	(9)	(14)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		—	—	(7)
Additional long-term debt contracted	B.9.1.	2,014	1,994	1,997
Repayments of long-term debt	B.9.1.	(3,954)	(1,261)	(2,067)
Repayment of lease liabilities		(121)	(135)	(267)
Net change in short-term debt		923	(13)	(154)
Acquisitions of treasury shares	B.8.2	(361)	(12)	(9)
Disposals of treasury shares		—	3	—
Net cash provided by/(used in) financing activities excluding the exchanged/held-for-exchange Animal Health business		(5,402)	(3,209)	(4,193)

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Impact of exchange rates on cash and cash equivalents		(57)	12	9
Net change in cash and cash equivalents		6,542	(183)	2,502
Cash and cash equivalents, beginning of period		9,427	6,925	6,925
Cash and cash equivalents, end of period	B.9.	15,969	6,742	9,427
(a)See Note C.2. to the financial statements for the year ended December 31, 2019.
(b)Includes non-current financial assets.
(c)This line item includes contributions paid to pension funds (see Note B.12.).
(d)Of which:

▪Income tax paid	(383)	(724)	(1,695)
▪Interest paid	(174)	(202)	(379)
▪Interest received	29	56	92
▪Dividends received from non-consolidated entities	—	1	—
(e)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.
(f)This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets. For the six months ended June 30, 2019 and the year ended December 31, 2019 it includes the divestment of Sanofi’s entire equity interests in Alnylam for €706 million and MyoKardia for €118 million. Net after-tax proceeds from disposals in the six months ended June 30, 2020 mainly relate to (i) the sale of operations relating to the Seprafilm product to Baxter for €313 million; (ii) the divestment of some established prescription products for €105 million; and (iii) contingent consideration of €167 million relating to a past divestment.
(g)The amount recognized as of June 30, 2020 does not include the effects of the tax arising on the transaction, which will be paid in the second half of the year and is estimated at approximately €400 million.

10	2020 Half-Year Financial Report - Sanofi

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF June 30, 2020

INTRODUCTION
Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2020 were reviewed by the Sanofi Board of Directors at the Board meeting on July 28, 2020.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2020 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2020 are available via the following web link:
https://www.efrag.org/Endorsement
The accounting policies applied effective January 1, 2020 are identical to those presented in the consolidated financial statements for the year ended December 31, 2019.
During 2018, the IASB published a number of amendments that are mandatorily applicable from January 1, 2020 onwards. These include “Definition of a Business” (an amendment to IFRS 3), issued October 22, 2018, which applies prospectively to business combinations completed on or after January 1, 2020. Applying this amendment did not have a material impact on the condensed consolidated half-year financial statements for the six months ended June 30, 2020.
As a reminder, Sanofi early adopted the amendment to IFRS 9 relating to interest rate benchmark reform in its consolidated financial statements for the year ended December 31, 2019.

A.2. USE OF ESTIMATES
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment, intangible assets, and investments accounted for using the equity method;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets;
•the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;
•the measurement of equity investments in unquoted entities;
•the measurement of financial assets at amortized cost;
•the amount of post-employment benefit obligations;
•the amount of provisions for restructuring, litigation, tax risks (other than those related to income taxes) and environmental risks; and
•the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.

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Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS
Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES
In 2020, Sanofi is continuing to account for subsidiaries in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. In 2018, following a change to the foreign exchange system, the “DICOM” rate was replaced by the “PETRO” rate (with a floating US dollar/bolivar parity) and the strong bolivar (“VEF”) by a new currency known as the sovereign bolivar (“VES”), reflecting a 1-for-100,000 devaluation. Consequently, the contribution of the Venezuelan subsidiaries to the Sanofi consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since July 1, 2018 treated Argentina as a hyperinflationary economy, and applied IAS 29. The impact on the consolidated income statement of adjustments required for the application of IAS 29 to Argentinean hyperinflation as of June 30, 2020 is an expense of €16 million; the impact on balance sheet line items as of that date is immaterial.

A.5. FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data;
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.
The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

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Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach	Under IFRS 9, contingent consideration receivable on a divestment is a financial asset. The fair value of such assets is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2019.
B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets recognized under the fair value option(a)	Fair value	1	Market value	Quoted market price	N/A
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market> 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9.	Debt	Amortized cost(b)	N/A	N/A
In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate
B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price		N/A
B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value(c)	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)These assets are held to fund a deferred compensation plan offered to certain employees.
(b)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).
(c)For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the consolidated financial statements for the year ended December 31, 2019.

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A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM JUNE 2020 OR LATER
On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, an amendment to IFRS 16. The amendment, which is applicable from June 1,, 2020 (subject to endorsement by the European Union), allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of Covid-19 and meet certain conditions. Sanofi does not expect a material impact from the application of this amendment.
On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1. On May 14, 2020, the IASB issued “Reference to the Conceptual Framework”, an amendment to IFRS 3; Proceeds before Intended Use”, an amendment to IAS 16; “Onerous Contracts – Cost of Fulfilling a Contract”, an amendment to IAS 37; and “Annual Improvements to IFRS standards 2018-2020”. Sanofi does not expect a material impact from those amendments, which are applicable at the earliest from January 1, 2022 (subject to endorsement by the European Union). Sanofi will not early adopt those amendments.

A.7. COVID-19 PANDEMIC
Covid-19, confirmed as a pandemic by the World Health Organisation on March 11, 2020, has led to a global health crisis.
Sanofi has assessed the impact of the uncertainties created by the Covid-19 pandemic. As of June 30, 2020, those uncertainties have not appreciably called into question the estimates and assumptions made by management (see Note A.2.).
Sanofi will continue to reassess those estimates and assumptions as the situation evolves.
Effect of the Covid-19 pandemic on the valuation of goodwill and intangible assets
In accordance with IAS 36 (Impairment of Assets), Sanofi conducts impairment tests on goodwill allocated to each of its Cash Generating Units and on other intangible assets not yet available for use (such as capitalized in process research and development) on an annual basis, regardless of whether there is an indication that they might have become impaired. The most recent impairment tests were conducted as of December 31, 2019 (see Note D.5. to the consolidated financial statements for the year ended December 31, 2019).
In light of the Covid-19 pandemic, in preparing the 2020 half-year consolidated financial statements Sanofi assessed the following indicators, and found no indication that the assets in question might have become impaired as a result of the pandemic:
–quoted market price of shares in Sanofi and peers in the healthcare sector;
–trends in interest rates and risk premiums;
–trends in sales and earnings for each CGU during the first half of 2020;
–2020 full-year sales and operating profit forecasts for each CGU;
–progress on research and development programs;
–supply chain and activity levels at Sanofi’s industrial facilities; and
–changes to long-term business plans.
In addition, the goodwill impairment tests conducted in 2019 showed that for each CGU, the recoverable amount was substantially higher than the carrying amount (see Note D.5. to the consolidated financial statements for the year ended December 31, 2019).
Consequently, in accordance with IAS 36, the Cash Generating Units to which goodwill is allocated have not been tested for impairment.
Finally, Sanofi has conducted impairment tests related to the specific circumstances of some intangible assets with no direct link to the Covid-19 pandemic; the results of those tests are described in Note B.4.
Effect of the Covid-19 pandemic on accounts receivable
As of June 30, 2020, Sanofi analysed indicators that its accounts receivable might have become impaired, such as the ageing of gross receivables and the amount of doubtful receivables (see Note B.7). Nothing was identified that would indicate a material increase in expected credit risk, especially as regards Sanofi’s principal customers (see Note B.20.4).
Effect of the Covid-19 pandemic on the liquidity position
The Covid-19 pandemic has not had a negative impact on Sanofi’s liquidity position.
Effect of the Covid-19 pandemic on the presentation of the income statement
The effects of the Covid-19 pandemic are presented in the relevant line items of the income statement, according to the function or nature of the income or expense.

14	2020 Half-Year Financial Report - Sanofi

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2020

B.1. CHANGES IN THE SCOPE OF CONSOLIDATION DUE TO ACQUISITIONS AND DIVESTMENTS
Acquisition of Synthorx
On December 9, 2019, Sanofi and Synthorx Inc. (“Synthorx”), a clinical-stage biotechnology company focused on prolonging and improving the lives of people suffering from cancer and autoimmune disorders, entered into a definitive agreement under which Sanofi was to acquire all of the outstanding shares of Synthorx for $68 per share in cash, representing an aggregate equity value of approximately $2.5 billion (on a fully diluted basis). The transaction was unanimously approved by both the Sanofi and Synthorx Boards of Directors. On December 23, 2019, Sanofi launched a public tender offer to acquire all of the outstanding shares of Synthorx for $68 per share in cash, without interest and net of any applicable withholding taxes. The acquisition of Synthorx was completed on January 23, 2020, with Sanofi holding all of the shares following the expiration of the tender offer. The provisional purchase price allocation, as presented in the table below, resulted in the recognition of goodwill of €901 million:

(€ million)	Fair value at acquisition date
Intangible assets other than goodwill	1,549
Other current and non-current assets and liabilities	41
Net deferred tax position	(245)
Net assets of Synthorx	1,345
Goodwill	901
Purchase price	2,246
Intangible assets other than goodwill mainly comprise THOR-707, a molecule currently in Phase I clinical trials that stimulates T lymphocytes, and as such has potential as a cancer immunotherapy.
Goodwill represents (i) the pipeline of future products in pre-clinical research and development; (ii) the capacity to draw on a specialized structure to refresh the existing product portfolio; (iii) the competencies of Synthorx staff; (iv) benefits derived from the creation of new growth platforms; and (v) expected future synergies and other benefits from the combination of Synthorx and Sanofi.
The goodwill generated on this acquisition did not give rise to any deduction for income tax purposes.
Synthorx has no commercial operations, and has made a negative contribution of €70 million to Sanofi’s consolidated net income since the acquisition date.
Acquisition-related costs recognized in profit or loss for the year ended December 31, 2019 were recorded mainly within the line item Other operating expenses, and were of an immaterial amount.
The impact of this acquisition, reflected in the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method within the consolidated statement of cash flows, was a cash outflow of €2,246 million.
Transaction related to the equity-accounted investment in Regeneron
From the beginning of April 2014, Sanofi accounted for its investment in Regeneron using the equity method. As from that date, in accordance with the Investor Agreement as amended in January 2014, Sanofi had the right to designate a member of the Regeneron Board of Directors.
On May 29, 2020, Sanofi closed the transaction announced on May 25, 2020 involving the sale of its equity investment in Regeneron (with the exception of 400,000 shares), through (i) a registered public offering in the United States and internationally and (ii) a share repurchase by Regeneron. Sanofi sold 13 million shares of Regeneron common stock through the public offering at a price of $515 per share, raising a total amount of $6.7 billion; and Regeneron repurchased 9.8 million of its own shares of common stock directly from Sanofi for $5 billion, at the offer price less a subscription discount ($509.85 per share). The total sale proceeds (before transaction-related costs) amounted to €10,575 million. At the same time, Sanofi as a result of this transaction lost the right to designate a member of the Regeneron Board of Directors under the amended Investor Agreement. Finally, as of May 29, 2020 Sanofi retained ownership of 400,000 Regeneron shares in order to continue to partially fund its commitments to invest in the development programs for cemiplimab (REGN2810) and dupilumab, in line with the 2018 Letter Agreement under which Sanofi is permitted to sell up to 1.4 million shares through the end of 2020. As of June 30, 2020, Sanofi had sold 779,320 Regeneron shares under that agreement. The number of retained shares held by Sanofi under that agreement is 279,766 as of the end of June (see note C.1. to the consolidated financial statements as of December 31, 2019).
Sanofi’s equity investment in Regeneron was accounted for by the equity method until May 29, 2020. As of that date, the carrying amount of the investment was €3,668 million; that amount was reversed out on closing of the transaction. Before tax effects, the gain on the divestment amounted to €7,382 million, including (i) a gain of €318 million arising on the currency translation reserve associated with Regeneron, which was taken to profit or loss in accordance with IAS 21; (ii) the deduction of transaction-related costs of €64 million; and (iii) a gain of €157 million on the remeasurement of the 400,000 retained shares at their quoted market price as of May 29, 2020 ($612.81). In accordance with IFRS 9 (Financial Instruments), the retained shares were classified in the

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“Equity instruments at fair value through other comprehensive income” category on the transaction date, at a value of €221 million (See note B.6.).
The tax charge arising on the transaction was €512 million.
Given the material impact of this transaction, and to facilitate users’ understanding of the financial statements, the pre-tax gain on this transaction is presented as a separate line item in the consolidated income statement, Gain on Regeneron investment arising from the transaction of May 29, 2020.
The net cash inflow from the transaction was €10,512 million, which (for the reason cited above) is presented as a separate line item in the consolidated statement of cash flows, Net proceeds from sale of Regeneron shares on May 29, 2020.

B.2. PROPERTY, PLANT AND EQUIPMENT
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2020:

(€ million)	June 30, 2020	December 31, 2019
Acquisitions	389	1,261
Pharmaceuticals	234	846
Industrial facilities	196	682
Research sites	37	87
Other	1	77
Vaccines	128	405
Consumer Healthcare	27	10
Capitalized interest	6	14
Firm orders for property, plant and equipment stood at €535 million as of June 30, 2020.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS
Movements in other intangible assets during the first half of 2020 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2020	5,730	63,953	1,698	71,381
Changes in scope of consolidation (a)	1,417	132	—	1,549
Acquisitions and other increases	115	38	65	218
Disposals and other decreases	(17)	(106)	(12)	(135)
Currency translation differences	(28)	(118)	(11)	(157)
Transfers (b)	(52)	52	(2)	(2)
Gross value at June 30, 2020	7,165	63,951	1,738	72,854
Accumulated amortization and impairment at January 1, 2020	(3,396)	(50,314)	(1,099)	(54,809)
Amortization expense	—	(895)	(62)	(957)
Impairment losses, net of reversals (c)	(321)	(2)	—	(323)
Disposals and other decreases	17	105	13	135
Currency translation differences	2	107	9	118
Transfers	18	(15)	—	3
Accumulated amortization and impairment at June 30, 2020	(3,680)	(51,014)	(1,139)	(55,833)
Carrying amount at January 1, 2020	2,334	13,639	599	16,572
Carrying amount at June 30, 2020	3,485	12,937	599	17,021
(a)See Note B.1.
(b)This line mainly represents Sarclisa® (Oncology) and MenQuadfiTM (Vaccines), which came into commercial use during the period.
(c)See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2020 totaled €153 million. The main items were upfront and milestone payments within the Specialty Care franchise.

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“Products, trademarks and other rights” mainly comprises:
•marketed products, with a carrying amount of €12.5 billion as of June 30, 2020 (versus €13.3 billion as of December 31, 2019) and a weighted average amortization period of approximately 10 years;
•trademarks, with a carrying amount of €0.1 billion as of June 30, 2020 (versus €0.1 billion as of December 31, 2019) and a weighted average amortization period of approximately 12 years.
Goodwill amounted to €45,254 million as of June 30, 2020, versus €44,519 million as of December 31, 2019. Movements during the first half of 2020 were mainly due to the goodwill of €901 million arising on the Synthorx acquisition (see Note B.1.) and the effects of foreign currency translation differences on goodwill recognised in currencies other than Sanofi’s reporting currency.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of a net impairment loss of €323 million in the first half of 2020.
Most of the impairment losses recognized during the period related to research and development projects in the Pharmaceuticals segment.
An assessment of the impacts of the Covid-19 pandemic was conducted during the first half of 2020, and did not result in any impairment losses being recognized against intangible assets.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2019), and comprise:

(€ million)	% interest	June 30, 2020	December 31, 2019
Regeneron Pharmaceuticals, Inc. (a)		—	3,342
Infraserv GmbH & Co. Höchst KG (b)	31.2	62	70
Entities and companies managed by Bristol-Myers Squibb (c)	100.0	—	37
Other investments	—	134	142
Total		196	3,591
(a)Following the transaction of May 29, 2020 as described in Note B.1. above, which resulted in the divestment of 22.8 million Regeneron shares, Sanofi no longer exercises significant influence over Regeneron. As of that date, Sanofi retained 0.4 million Regeneron shares, classified in the “Equity instruments at fair value through other comprehensive income” category (see Note B.6.)
(b)Joint venture.
(c)On February 29, 2020, Sanofi acquired from Bristol-Myers Squibb the remaining 50.1% equity interest not yet held by Sanofi in the three partnerships that organize the commercialization of Plavix® in the United States and Puerto Rico, for a total consideration of $12 million. This acquisition was accounted for in accordance with IFRS 3 (Business Combinations).

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2020	June 30, 2019	December 31, 2019
Sales (a)	52	16	24
Royalties and other income (a)	65	153	270
Accounts receivable and other receivables	7	160	151
Purchases and other expenses (including research expenses) (a)	605	608	1,334
Accounts payable and other payables	5	373	342
(a)For the six months ended June 30, 2020, these amounts include transactions between Sanofi and Regeneron for the period from January 1 through May 29, 2020. The table above does not include the repurchase by Regeneron of its own shares from Sanofi (see Note B.1.).

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B.6. OTHER NON-CURRENT ASSETS
Other non-current assets comprise:

(€ million)	June 30, 2020	December 31, 2019
Equity instruments at fair value through other comprehensive income	872	380
Debt instruments at fair value through other comprehensive income	439	403
Other financial assets at fair value through profit or loss	812	892
Pre-funded pension obligations	156	155
Long-term prepaid expenses	103	115
Long-term loans and advances and other non-current receivables	616	685
Derivative financial instruments	33	37
Total	3,031	2,667
Equity instruments at fair value through other comprehensive income amounted to €872 million as of June 30, 2020. The main changes in this line item during the period are described below:
•As mentioned in Note B.1., following Sanofi's announcement on May 29, 2020 of the divestment of 22.8 million shares of Regeneron common stock, Sanofi ceased to exercise significant influence over Regeneron and hence ceased to account for this investment by the equity method (see Note B.5.). In accordance with IFRS 9 (Financial Instruments), the 400,000 retained shares were classified effective May 29, 2020 within Equity instruments at fair value through other comprehensive income, at a value of €221 million. As of June 30, 2020, Sanofi held 279,766 Regeneron shares, with a carrying amount in the balance sheet of €152 million.
•Sanofi owns equity interests in quoted biotechnology companies. Movements in the quoted market prices of the shares held in those companies generated a net gain of €360 million, recognised in Equity instruments at fair value through other comprehensive income.

B.7. ACCOUNTS RECEIVABLE
Accounts receivable break down as follows:

(€ million)	June 30, 2020	December 31, 2019
Gross value	7,379	8,090
Allowances	(176)	(153)
Carrying amount	7,203	7,937
The impact of allowances against accounts receivable in the first half of 2020 was a net expense of €40 million (versus a net gain of €2 million for the first half of 2019).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2020	633	210	208	81	29	105
December 31, 2019	642	269	171	61	36	105
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2019 and hence were derecognized was €322 million as of June 30, 2020 (versus €214 million as of December 31, 2019). The residual guarantees relating to those transfers were immaterial as of June 30, 2020.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL
As of June 30, 2020, the share capital was €2,512,384,148 and consisted of 1,256,192,074 shares (the total number of shares outstanding) with a par value of €2.
Treasury shares held by Sanofi are as follows:

18	2020 Half-Year Financial Report - Sanofi

	Number of shares (million)	% of share capital for the period
June 30, 2020	2.59	0.207%
December 31, 2019	0.02	0.002%
June 30, 2019	0.02	0.002%
January 1, 2019	1.94	0.156%
A total of 679,707 shares were issued in the first half of 2020 as a result of the exercise of Sanofi stock subscription options.
A total of 3,073,755 shares vested under Sanofi restricted share plans during the first half of 2020, either by issuance of new shares or by vesting of existing restricted shares.

B.8.2. REPURCHASE OF SANOFI SHARES
On April 28, 2020, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2020.
On April 30, 2019, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 3,982,939 of its own shares during the first half of 2020 for a total amount of €361 million.

B.8.3. REDUCTIONS IN SHARE CAPITAL
No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2020.

B.8.4. RESTRICTED SHARE PLANS
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2019. The principal features of the plans awarded in 2020 are set forth below:

2020
Type of plan	Performance share plan
Date of Board meeting approving the plan	April 28, 2020
Total number of shares subject to a 3-year service period	3,340,501
Fair value per share awarded (a)	82.36
Fair value of plan at the date of grant (€ million)	275
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2020	June 30, 2019
Total expense for restricted share plans (€ million)	113	128
Number of shares not yet fully vested	10,900,815	11,251,318
Under 2020 plans	3,340,501	—
Under 2019 plans	3,545,507	3,797,582
Under 2018 plans	4,014,807	4,252,339
Under 2017 plans	—	3,201,397

B.8.5. CAPITAL INCREASES
On February 5, 2020, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €70.67 per share. The subscription period was open from June 8 through June 26, 2020. Sanofi employees subscribed for a total of 2,467,101 shares, and this capital increase was supplemented by the issuance of a further 123,615 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2020 was €52 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
There were no capital increases reserved for employees in the first half of 2019.

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B.8.6. STOCK SUBSCRIPTION OPTION PLANS
No stock subscription option plans were awarded in the first half of 2020.
The table below shows, for each of the periods reported, the expense recognized through equity for stock option plans:

(€ million)	June 30, 2020	June 30, 2019
Expense recognized through equity	—	3
The table below provides summary information about options outstanding and exercisable as of June 30, 2020:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €50.00 to €60.00 per share	277,506	1.32	54.28	277,506	54.28
From €60.00 to €70.00 per share	220,000	7.85	65.84	—	—
From €70.00 to €80.00 per share	1,591,528	4.60	74.11	1,371,528	73.69
From €80.00 to €90.00 per share	712,804	5.85	89.19	384,964	89.38
Total	2,801,838			2,033,998

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2020	June 30, 2019	December 31, 2019
Average number of shares outstanding	1,251.7	1,247.2	1,249.9
Adjustment for stock options with dilutive effect	0.4	1.0	0.8
Adjustment for restricted shares	6.1	6.5	6.4
Average number of shares used to compute diluted earnings per share	1,258.2	1,254.7	1,257.1
As of June 30, 2020, 0.7 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 0.8 million as of December 31, 2019 and 1.1 million as of June 30, 2019.

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B.8.8. OTHER COMPREHENSIVE INCOME
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	(146)	(535)	(377)
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	—	(5)
▪Tax effects	(19)	155	161
Equity instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (a)	312	19	26
▪Change in fair value (investments accounted for using the equity method, net of taxes)	(13)	15	80
▪Tax effects	(70)	(38)	(48)
Items not subsequently reclassifiable to profit or loss	64	(384)	(163)
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	4	28	28
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	(1)	(5)	(5)
Cash flow hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (c)	29	(15)	(13)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	(9)	4	4
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (c)	(590)	462	850
▪Currency translation differences (investments accounted for using the equity method)	24	23	64
▪Currency translation differences related to the investment in Regeneron and reclassified to profit or loss (d)	(318)	—	—
▪Hedges of net investments in foreign operations	(60)	(75)	(163)
▪Tax effects	19	18	48
Items subsequently reclassifiable to profit or loss	(902)	440	813
(a)In 2020, includes a negative movement of €53 million for a change in the fair value of the equity instrument derivatives (collars) on shares in Dexcom, Inc contracted by Sanofi in 2019 and designated as a fair value hedge.
(b)There were no reclassifications to profit or loss in the first half of 2020 or in 2019.
(c)Includes reclassifications to profit or loss: €1 million in the first half of 2020 and €27 million in 2019 (of which €20 million was reclassified in the first half of 2019).
(d)Amount of cumulative currency translation differences associated with the equity investment in Regeneron, reclassified to profit or loss in accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates).

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B.9. DEBT, CASH AND CASH EQUIVALENTS
Changes in financial position during the period were as follows:

(€ million)	June 30, 2020	December 31, 2019
Long-term debt	20,404	20,131
Short-term debt and current portion of long-term debt	3,329	4,554
Interest rate and currency derivatives used to manage debt	(173)	(117)
Total debt	23,560	24,568
Cash and cash equivalents	(15,969)	(9,427)
Interest rate and currency derivatives used to manage cash and cash equivalents	89	(34)
Net debt (a)	7,680	15,107
(a)Net debt does not include lease liabilities, which amounted to €1,195 million as of June 30, 2020 and €1,248 million as of December 31, 2019.

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. NET DEBT AT VALUE ON REDEMPTION
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2020 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2020	Amortized cost	Adjustment to debt measured at fair value	June 30, 2020	December 31, 2019
Long-term debt	20,404	77	(53)	20,428	20,180
Short-term debt and current portion of long-term debt	3,329	2	(2)	3,329	4,553
Interest rate and currency derivatives used to manage debt	(173)	—	29	(144)	(86)
Total debt	23,560	79	(26)	23,613	24,647
Cash and cash equivalents	(15,969)	—	—	(15,969)	(9,427)
Interest rate and currency derivatives used to manage cash and cash equivalents	89	—	—	89	(34)
Net debt (a)	7,680	79	(26)	7,733	15,186
(a)Net debt does not include lease liabilities, which amounted to €1,195 million as of June 30, 2020 and €1,248 million as of December 31, 2019.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2020			December 31, 2019
	non-current	current	Total	non-current	current	Total
Bond issues	20,340	1,890	22,230	20,128	4,079	24,207
Other bank borrowings	75	1,131	1,206	40	156	196
Other borrowings	13	1	14	13	12	25
Bank credit balances	—	307	307	—	305	305
Interest rate and currency derivatives used to manage debt	—	(144)	(144)	—	(86)	(86)
Total debt	20,428	3,185	23,613	20,181	4,466	24,647
Cash and cash equivalents	—	(15,969)	(15,969)	—	(9,427)	(9,427)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	89	89	(6)	(28)	(34)
Net debt	20,428	(12,695)	7,733	20,175	(4,989)	15,186

22	2020 Half-Year Financial Report - Sanofi

Principal financing and debt reduction transactions during the period
In March 2020, Sanofi carried out a €1.5 billion bond issue in two tranches:
•€750 million of fixed-rate bonds maturing April 2025, bearing interest at an annual rate of 1.000%; and
•€750 million of fixed-rate bonds maturing April 2030, bearing interest at an annual rate of 1.500%.
In April 2020, Sanofi carried out a €500 million tap issue on those two bond tranches:
•€250 million of fixed-rate bonds, which increased to €1 billion the principal of the tranche maturing April 2025 and bearing interest at an annual rate of 1.000%; and
•€250 million of fixed-rate bonds, which increased to €1 billion the principal of the tranche maturing April 2030 and bearing interest at an annual rate of 1.500%.
Five bond issues were redeemed in the first half of 2020:
•a September 2016 fixed-rate bond issue of €1 billion, which matured on January 13, 2020;
•a March 2018 floating-rate bond issue of €1 billion, which matured on March 21, 2020;
•a March 2018 fixed-rate bond issue of €500 million, which matured on March 21, 2020;
•a September 2013 fixed-rate bond issue of €1 billion maturing September 2020, redeemed early on June 4, 2020; and
•a June 2010 fixed-rate bond issue of $500 million carried out by Genzyme Corp, which matured on June 15, 2020.
Sanofi had the following arrangements in place as of June 30, 2020 to manage its liquidity in connection with current operations:
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 17, 2020 following the exercise of a second extension option in November 2015; and
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 3, 2021 following the exercise of a second extension option in November 2016.
Sanofi has no further extension options for those facilities. As of June 30, 2020, there were no drawdowns under either facility.
Sanofi also has a €6 billion Negotiable European Commercial Paper program in France and a $10 billion Commercial Paper program in the United States. During the first half of 2020 only the US program was used, with an average drawdown of $2.6 billion.
The financing in place as of June 30, 2020 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF NET DEBT
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2020	December 31, 2019
Market value	9,126	16,370
Value on redemption	7,733	15,186

2020 Half-Year Financial Report - Sanofi	23

B.10. DERIVATIVE FINANCIAL INSTRUMENTS B.10.1. Currency derivatives used to manage operating risk exposures

B.10.1 CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES
The table below shows operating currency hedging instruments in place as of June 30, 2020. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2020			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,251	15	–	–	–	3,251	15
of which US dollar	1,070	7	–	–	–	1,070	7
of which Chinese yuan renminbi	493	1	–	–	–	493	1
of which Singapore dollar	203	—	–	–	–	203	—
of which Japanese yen	182	4	–	–	–	182	4
of which Saudi riyal	158	—	–	–	–	158	—
Forward currency purchases	1,552	(8)	–	–	–	1,552	(8)
of which US dollar	537	(1)	–	–	–	537	(1)
of which Singapore dollar	487	(3)	–	–	–	487	(3)
of which Canadian dollar	68	—	–	–	–	68	—
of which Korean won	46	—	–	–	–	46	—
of which Japanese yen	41	—	–	–	–	41	—
Total	4,803	7	–	–	–	4,803	7
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2020 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2020.

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE
The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2020. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2020
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	5,213		88
of which US dollar	3,660	(a)	87	2020
of which Japanese yen	320		2	2020
of which Australian dollar	225		(1)	2020
Forward currency purchases	10,824		(39)
of which US dollar	7,056	(b)	(19)	2021
of which Singapore dollar	2,443	(c)	(11)	2021
of which Japanese yen	384		(4)	2020
Total	16,037		49
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2020, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2020, the fair value of these forward contracts represented an asset of €88 million; the opposite entry was recognized in Other comprehensive income, with the impact on financial income and expense being immaterial.
(b) Includes forward purchases with a notional amount of $4,000 million expiring in 2020, designated as a fair value hedge of USD bond issues against fluctuations in the EUR/USD spot rate. As of June 30, 2020, the fair value of these contracts represented an asset of €87 million, with €21 million of that amount credited to Other comprehensive income to recognise the hedging cost.

24	2020 Half-Year Financial Report - Sanofi

(c) Includes forward purchases with a notional amount of SGD 2,000 million expiring in 2020 and 2021, designated as fair value hedges of an equivalent portion of an intra-group loan against fluctuations in the EUR/SGD spot rate. As of June 30, 2020, the fair value of these contracts represented a liability of €2 million, with €12 million credited to Other comprehensive income to recognise the hedging cost.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2020:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2020	2021	2022	2023	2024	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia / receive 0.06%	—	—	2,000	—	—	2,000	30	2,000	30	—	—	—
pay -0.57% / receive capitalized Eonia	—	—	600	—	—	600	3	—	—	600	3	—
pay 1.81% / receive 3-month USD Libor	445	—	—	—	—	445	(4)	—	—	445	(4)	(1)
pay 3-month USD Libor / receive 2.22%	445	—	—	—	—	445	5	445	5	—	—	—
receive capitalized Eonia / pay 1.48% (a)	—	—	42	57	—	99	(5)	99	(5)	—	—	—
Total	890	—	2,642	57	—	3,589	29	2,544	30	1,045	(1)	(1)
(a)These interest rate swaps hedge fixed-rate bonds with a nominal of €99 million held in a Professional Specialized Investment Fund dedicated to Sanofi and recognized within “Loans, advances and other long-term receivables”.

B.10.3. EQUITY DERIVATIVES
During 2019, Sanofi contracted derivative instruments (collars) on 593,712 shares of Dexcom, Inc. The collars were designated as fair value hedges of the Dexcom shares, and had a negative fair value as of June 30, 2020 of €57 million, recognized in full in Other comprehensive income.

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS
For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2019.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2020 are shown below:

(€ million)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Other	Total (a)
Balance at January 1, 2020	156	385	259	800
Payments made	(37)	(78)	(2)	(117)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (b)	11	37	(72)	(24)
Other movements	—	—	(2)	(2)
Currency translation differences	1	(4)	2	(1)
Balance at June 30, 2020	131	340	185	656
Of which:
•Current portion				243
•Non-current portion				413
(a)As of January 1, 2020, this comprised a non-current portion of €508 million and a current portion of €292 million.
(b)Amounts reported within the income statement line item Fair value remeasurement of contingent consideration.

As of June 30, 2020, Liabilities related to business combinations and to non-controlling interests mainly comprised:

2020 Half-Year Financial Report - Sanofi	25

•The liability arising from the acquisition of True North Therapeutics by Bioverativ. The former shareholders of True North Therapeutics are entitled to milestone payments contingent on the attainment of development, registration and sales objectives; the fair value of the resulting liability was measured at €156 million as of June 30, 2020, versus €230 million as of December 31, 2019. That fair value is determined based on the contractual terms and on development and sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the contingent consideration would increase by approximately 1%.
•The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2020, Bayer was still entitled to receive the following potential payments:
–a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of 10 years, whichever is achieved first;
–milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million.
The fair value of this liability was measured at €131 million as of June 30, 2020, versus €156 million as of December 31, 2019. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Bayer liability would increase by approximately 2%.
•The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €340 million as of June 30, 2020 versus €385 million as of December 31, 2019. The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections. If the discount rate were to fall by one percentage point, the fair value of the MSD contingent consideration would increase by approximately 3%.

B.12. PROVISIONS AND OTHER LIABILITIES
B.12.1. NON-CURRENT PROVISIONS AND OTHER NON-CURRENT LIABILITIES
The line item Non-current provisions and other non-current liabilities breaks down as follows:

(€ million)	June 30, 2020	June 30, 2019	December 31, 2019
Non-current provisions	7,768	7,401	7,353
Other non-current liabilities	2,017	1,698	1,968
Total	9,785	9,099	9,321

B.12.1.1. PROVISIONS
The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post-employment benefits	Provisions for other long-term benefits	Restructuring provisions		Other provisions		Total
Balance at January 1, 2020	3,827	855	600		2,071		7,353
Increases in provisions and other liabilities	144	60	531	(a)	149		884
Provisions utilized	(47)	(66)	(2)		(98)		(213)
Reversals of unutilized provisions	(93)	—	(21)		(78)	(b)	(192)
Transfers	—	(1)	(117)	(c)	(76)		(194)
Net interest related to employee benefits, and unwinding of discount	29	1	—		5		35
Currency translation differences	(24)	(2)	(3)		(22)		(51)
Actuarial gains and losses on defined-benefit plans	146	—	—		—		146
Balance at June 30, 2020	3,982	847	988		1,951		7,768
(a)Charges to restructuring provisions relate mainly to headcount adjustment plans in Europe.
(b)Amounts charged during the first half of 2020 relate mainly to provisions for products, litigation and other liabilities
(c)This movement includes transfers between current and non-current.

26	2020 Half-Year Financial Report - Sanofi

Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2019, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2019.
The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2020 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2020 (6 months)		June 30, 2019 (6 months)		December 31, 2019 (12 months)
Actuarial gains/(losses) on plan assets	308		655		926
Actuarial gains/(losses) on benefit obligations	(454)	(a)	(1,190)	(b)	(1,301)
(a)Includes the effects of (i) the change in the discount rate in the United Kingdom and the United States (-0.50%) and (ii) the change in the inflation rate in the United Kingdom (-0.05%) in the first half of 2020.
(b)Includes the effects of changes in discount rates (in a range between -0.65% and -1.00%) and in the United Kingdom inflation rate (+0.05%) in the first half of 2019.

B.12.1.2. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities comprise the following :

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Non-current liabilities related to income taxes (a)	1,712	1,452	1,666
Other non-current liabilities	305	246	302
Total	2,017	1,698	1,968
(a) Non-current liabilities related to income taxes include uncertainties over income tax treatments amounting to €1,064 million as of June 30, 2020, €812 million as of June 30, 2019, and €1,031 million as of December 31, 2019.

B.12.2. CURRENT PROVISIONS AND OTHER CURRENT LIABILITIES
The net change in Current provisions and other current liabilities includes a reduction of $315 million, representing funds previously deposited by Sanofi in an escrow account and held in that account as of December 31, 2019. Those funds were released in March 2020 following the signature of an agreement to settle the CVR litigation between Sanofi and the Trustee (American Stock Transfer & Trust Company LLC). A similar reduction was recognized in Other current financial assets to reflect the release of the escrow account.

2020 Half-Year Financial Report - Sanofi	27

B.13. OFF BALANCE SHEET COMMITMENTS
Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2019).
Agreements signed during the first half of 2020 gave rise to the following new commitments:
•Payments associated with projects in the research phase: €0.7 billion.
•Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.6 billion.
•Potential milestone payments relating to development projects under collaboration agreements: €0.3 billion.
The principal commitments entered into, amended or discontinued during the period are described below:
▪On June 23, 2020, it was announced that the collaboration and license agreement between Sanofi Pasteur and Translate Bio on the development of mRNA vaccines for infectious diseases would be extended to include development of a novel mRNA vaccine for the virus responsible for COVID-19. Under the terms of the extended agreement, finalized on July 20, 2020, Translate Bio receive an upfront payment of $425 million to acquire (i) exclusive worldwide rights to develop, manufacture and commercialize infectious disease vaccines using Translate Bio technology and (ii) an equity interest in the form of 4.9 million shares of Translate Bio common stock, valued at $95 million at the quoted market price as of that date. In addition, Translate Bio will be eligible for potential future milestone and other payments of up to $1.4 billion.
▪

B.14. LITIGATION AND ARBITRATION PROCEEDINGS
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2019.

B.14.1. PRODUCTS

DEPAKINE® PRODUCT LITIGATION IN FRANCE
In July 2020, an Administrative Court recognized the liability of the French State in three legal proceedings initiated by families whose children were allegedly exposed in utero to Depakine®. When assessing the State’s liability, the Court also ruled on the liability of the prescribers and Sanofi-Aventis France (SAF), considering that their respective roles should also be taken into account in each of these situations although neither was party to the proceedings and consequently in a position to present arguments and facts. The allocation of liability varies in each of these cases, depending on the period and the alleged damage. Sanofi is considering procedural options to challenge these rulings related to SAF’s liability.
On July 1, 2020, a summons was filed before the civil court on behalf of several families against SAF and its insurer. Plaintiffs are notably arguing mental anguish and seeking compensation from SAF.
In the criminal investigation on Depakine® which has been pending before the Paris Civil Court since 2016, SAF is the object of a judicial supervision which is accompanied by the implementation of financial security guarantees in accordance with the rules of criminal procedure in France.
It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on Sanofi.

ZANTAC® LITIGATION IN THE US
In June 2020, the New Mexico Attorney General filed a complaint against Sanofi, the previous marketing authorization holders for branded OTC Zantac®, a dozen generic manufacturers, and several retailers. The complaint brings claims for alleged violations of the New Mexico Unfair Practices Act, violations of the New Mexico False Advertising Act, violations of the New Mexico Public Nuisance Statute, common law public nuisance, and negligence.
On June 6, 2020, Sanofi received a notice from the US Department of Justice Civil Division and US Attorney’s Office for the Eastern District of Pennsylvania of an investigation into allegations that pharmaceutical manufacturers violated the False Claims Act, 31 U.S.C. § 3729, in relation to the drug Zantac® and ranitidine hydrochloride through alleged failure to disclose to the federal government information about the potential presence of N-Nitrosodimethylamine (NDMA). The notice requests information and documents from Sanofi including applications and communications with FDA.
It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on Sanofi.

28	2020 Half-Year Financial Report - Sanofi

ZANTAC® LITIGATION IN CANADA
In May 2020, a Class Action proceeding was filed in Ontario Superior Court relating to ranitidine and naming Sanofi Consumer Health Inc., Sanofi-Aventis Canada Inc., Sanofi et. al. as Defendants. Representative Plaintiffs claim that they suffered personal injury, including cancer, from the ingestion of ranitidine and are seeking general, special, statutory, punitive and aggravated damages in an unspecified amount. Additionally, they seek restitution for unjust enrichment in an amount equivalent to the purchase price of Zantac®.
On May 29, 2020, an amended Class Action Proceeding now naming Sanofi Consumer Health Inc. as a Defendant along with 21 other Defendants was filed in the British Columbia Supreme Court. The Representative Plaintiff is claiming on behalf of all Canadian residents damages, including personal injury, arising allegedly from the ingestion of ranitidine. General, special and punitive damages are being claimed in an unspecified amount.
It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on Sanofi.

B.14.2. PATENTS

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN EUROPE
In the patent litigation in Italy, in June 2020, Amgen filed an interim proceeding with the Milan Court and requested a preliminary injunction on Praluent®.

PRALUENT® (ALIROCUMAB)-RELATED AMGEN OPPOSITION AND PATENT LITIGATION IN JAPAN
In April 2020, the Supreme Court denied Sanofi’s appeal in the invalidation action and the infringement proceeding. The injunction issued by the Tokyo District Court became enforceable and Sanofi complied. Praluent® is no longer commercialized in Japan.

JEVTANA® (CABAZITAXEL)-RELATED PATENT LITIGATION IN THE US
Jevtana® is covered by five Orange Book listed patents U.S. 5,847,170, U.S. 7,241,907, U.S. 8,927,592, U.S. 10,583,110 and U.S. 10,716,777. In May and June 2020, Sanofi filed patent infringement suits under Hatch-Waxman against 12 generic filers asserting the ‘110 patent in the U.S. District Court for the District of Delaware. No trial has been scheduled yet.

PLAVIX® LITIGATION (COMMONWEALTH) IN AUSTRALIA
In April 2020, the Commonwealth’s claim was dismissed. In May 2020, the Commonwealth filed a Notice of Appeal to the Full Court of the Federal Court.

B.14.3. CONTINGENCIES ARISING FROM CERTAIN BUSINESS DIVESTITURES

BOEHRINGER INGELHEIM (BI) RETAINED LIABILITIES
Following BI’s request for arbitration regarding its refuted claim for indemnification in relation to Zantac® litigation in the United States, Sanofi has filed its answer and asserted several counterclaims along with its own claims for indemnity under the relevant agreements including the Agreement for Sale and Purchase of BI’s CHC business.

2020 Half-Year Financial Report - Sanofi	29

B.15. OTHER OPERATING INCOME AND EXPENSES
Other operating income amounted to €281 million in the first half of 2020 (versus €273 million in the first half of 2019), and Other operating expenses to €693 million (versus €466 million in the first half of 2019).
The main items included in Other operating income in the first half of 2020 were income from pharmaceutical partners of €92 million (versus €36 million in the first half of 2019), of which €79 million came from Regeneron (versus €30 million in the first half of 2019, see table below); and gains on disposals of assets and operations of €147 million, primarily on divestments of mature products (versus €71 million in the first half of 2019).
Other operating expenses for the first half of 2020 included €525 million of expenses relating to the alliance with Regeneron (versus €241 million in the first half of 2019), as shown in the table below.

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Income & expense related to (profit)/loss sharing of the Antibodies Alliance	(341)	(16)	(253)
Additional share of profit paid by Regeneron related to development costs	35	—	21
Regeneron commercial operating expenses reimbursement	(176)	(218)	(449)
Total: Antibody Alliance	(482)	(234)	(681)
Immuno-Oncology Alliance	44	30	62
Other (mainly Zaltrap®)	(8)	(7)	(14)
Other operating income/(expenses), net, related to Regeneron Alliance	(446)	(211)	(633)
of which amount presented in Other operating income	79	30	82

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Employee-related expenses	642	667	791
Expenses related to property, plant and equipment and to inventories	62	39	106
Compensation for early termination of contracts (other than contracts of employment)	11	3	49
Decontamination costs	—	1	27
Other restructuring costs	43	37	89
Total	758	747	1,062
Restructuring costs in the first half of 2020 mainly reflect employee separation costs further to the announcement of plans to adapt Sanofi’s organization (primarily in Europe) in line with the new “Play-to-Win” strategic roadmap announced in December 2019.
Restructuring costs in the first half of 2019 related to employee-related expenses associated with headcount adjustment plans, mainly in Europe and the United States.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION
Other gains and losses, and litigation for the first half of 2020 represent a net gain of €136 million, mainly comprising a gain on the sale of operations related to the Seprafilm product to Baxter for proceeds of €313 million. This compares with a net gain of €317 million in the first half of 2019, mainly relating to litigation.

30	2020 Half-Year Financial Report - Sanofi

B.18. FINANCIAL EXPENSES AND INCOME
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Cost of debt (a)	(166)	(171)	(318)
Interest income (b)	66	82	146
Cost of net debt	(100)	(89)	(172)
Non-operating foreign exchange gains/(losses)	2	3	1
Unwinding of discounting of provisions (c)	(6)	(12)	(25)
Net interest cost related to employee benefits	(32)	(45)	(87)
Net interest expense on lease liabilities (d)	(19)	(20)	(39)
Other	(12)	13	19
Net financial income/(expenses)	(167)	(150)	(303)
comprising: Financial expenses	(198)	(244)	(444)
Financial income	31	94	141
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €58 million in the first half of 2020, €83 million in the first half of 2019, and €187 million over the whole of 2019.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €37 million in the first half of 2020, €27 million in the first half of 2019, and €55 million over the whole of 2019.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(d)Impact of IFRS 16 (Leases), see Note A.2.1. to the 2019 consolidated financial statements.

The impact of the ineffective portion of hedging relationships was not material in either 2020 or 2019.

B.19. INCOME TAX EXPENSE
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (6 months)	December 31, 2019 (12 months)
Current taxes	(1,127)	(828)	(1,892)
Deferred taxes	133	815	1,753
Total	(994)	(13)	(139)
Income before tax and investments accounted for using the equity method	9,941	962	2,822

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The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2020 (6 months)(a)	June 30, 2019 (6 months)(a)	December 31, 2019 (12 months)
Standard tax rate applicable in France	32.0	34.4	34.4
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(20.2)	(13.7)	(22.9)
Impact of commitments arising from business divestitures	—	(12.1)	(6.2)
Revisions to tax exposures and settlements of tax disputes	0.2	4.5	4.8
Fair value remeasurement of contingent consideration liabilities	(0.1)	(3.0)	(2.6)
Other (c)	(1.9)	(8.8)	(2.6)
Effective tax rate	10.0	1.3	4.9
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France. For 2020, the percentage is impacted by the difference between the normal French tax rate and the tax rate applicable to the sale of Regeneron shares.
(c)For 2019, the percentage on the “Other” line is impacted by the reduction in Income before tax and investments accounted for using the equity method.

B.20. SEGMENT INFORMATION
As indicated in Note B.26. to the consolidated financial statements for the year ended December 31, 2019, Sanofi has three operating segments: Pharmaceuticals, Vaccines and Consumer Healthcare.
The Pharmaceuticals segment comprises the commercial operations of the following global franchises: Specialty Care (Dupixent®, Multiple Sclerosis, Neurology, Other Inflammatory Diseases & Immunology, Rare Diseases, Oncology, and Rare Blood Disorders) and General Medicines (Diabetes, Cardiovascular, and Established Prescription Products), together with research, development and production activities dedicated to the Pharmaceuticals segment. This segment also includes associates whose activities are related to pharmaceuticals. Following the transaction of May 29, 2020, Regeneron is no longer an associate of Sanofi (see Note B.1.). Consequently, the Pharmaceuticals segment no longer includes Sanofi’s equity-accounted share of Regeneron’s profits for all periods presented in this note.
The Vaccines segment comprises, for all geographical territories, the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.
The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for Sanofi’s Consumer Healthcare products, together with research, development and production activities dedicated to those products.
Inter-segment transactions are not material.
The costs of Sanofi’s global support functions (External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are mainly managed centrally at group-wide level. The costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.
In 2020, Sanofi adopted a new management reporting structure. This resulted in cost reallocations between the Pharmaceuticals, Consumer Healthcare, Vaccines segments and “Other” category, and product reallocations (mainly between Pharmaceuticals and Consumer Healthcare). Expenses relating to Medical Affairs, previously shown in the “Other” category, were reallocated to the Pharmaceuticals segment.

B.20.1. SEGMENT RESULTS
B.20.1.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2020 and June 30, 2019:

32	2020 Half-Year Financial Report - Sanofi

(€ million)		Europe	United States	Other countries	June 30, 2020	Europe	United States	Other countries	June 30, 2019
Pharmaceuticals		3,347	4,806	4,867	13,020	3,393	4,193	5,132	12,718
General Medicines		2,232	1,458	3,928	7,618	2,421	1,647	4,336	8,404
of which	Lantus®	281	474	662	1,417	306	568	658	1,532
	Toujeo®	188	143	165	496	167	139	125	431
	Praluent®	56	68	22	146	63	44	15	122
	Multaq®	12	135	7	154	20	135	6	161
	Lovenox®	298	15	317	630	385	18	287	690
	Plavix®	67	5	437	509	70	—	696	766
	Generics	57	75	362	494	66	79	391	536
Specialty Care		1,115	3,348	939	5,402	972	2,546	796	4,314
of which	Aubagio®	231	775	62	1,068	204	645	54	903
	Cerezyme®	125	90	153	368	128	88	147	363
	Myozyme/Lumizyme®	193	178	101	472	195	162	97	454
	Fabrazyme®	98	206	109	413	90	199	107	396
	Eloctate®	—	234	96	330	—	272	73	345
	Jevtana®	92	123	56	271	87	101	49	237
	Dupixent®	174	1,310	150	1,634	83	669	73	825
Consumer Healthcare		717	583	1,024	2,324	741	599	1,067	2,407
of which	Allergy, Cough and Cold	177	214	249	640	184	187	246	617
	Pain	271	98	266	635	275	93	273	641
	Digestive	167	38	221	426	175	103	260	538
	Nutritionals	62	23	223	308	67	19	214	300
Vaccines		281	491	1,064	1,836	317	609	968	1,894
of which	Polio/Pertussis/Hib vaccines	162	183	714	1,059	157	192	639	988
	Influenza vaccines	5	13	161	179	2	4	111	117
Total net sales		4,345	5,880	6,955	17,180	4,451	5,401	7,167	17,019
B.20.1.2. Business operating income
Sanofi reports segment results on the basis of “Business operating income”, a non-GAAP financial measure used internally by the chief operating decision maker to measure the performance of each operating segment and to allocate resources.
Following the transaction of May 29, 2020, Regeneron is no longer an associate of Sanofi (see Note B.1.). Consequently, “Business operating income” has been adjusted, and no longer includes Sanofi’s share of the net income of Regeneron. This means that the Share of profit/(loss) from investments accounted for using the equity method line in the table reconciling Operating income (as shown in the income statement) to “Business operating income” no longer includes the equity-accounted share of profits from Regeneron. The comparatives presented for 2019 have been restated to reflect that adjustment. In addition, the gain arising on the divestment of the equity investment in Regeneron is not included in “Business operating income”, with the exception of the gain on the remeasurement of the 400,000 retained shares at market value at the transaction date.
In addition, with effect from January 1, 2020 “Business operating income” includes depreciation charged against right-of-use assets recognized under IFRS 16 (Leases), applicable since January 1, 2019, and excludes rental expenses previously recognized under IAS 17. In the interests of consistency, “Business operating income” for the comparative periods of 2019 presented has been restated to include the effects of IFRS 16, and of certain expenses and income presented differently for segment reporting purposes to align on Sanofi’s new 2020 management reporting structure (see Note B.20., “Segment Information”, above).
“Business operating income” is derived from Operating income, adjusted as follows:
•the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration (relating to business combinations or divestments) and Other gains and losses, and litigation are eliminated;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added, excluding Regeneron up to and including May 29, 2020 (see Note B.1.);
•net income attributable to non-controlling interests is deducted;

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•other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments accounted for using the equity method) are eliminated;
•restructuring costs relating to investments accounted for using the equity method are eliminated; and
•the gain on the divestment of Regeneron shares dated May 29, 2020 is eliminated (this elimination does not include the gain on the remeasurement of the 400,000 retained shares at market value as of that date).
Segment results are shown in the table below:

	June 30, 2020 (6 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	13,020	2,324	1,836	—	17,180
Other revenues	70	30	474	—	574
Cost of sales	(3,427)	(770)	(1,184)	(126)	(5,507)
Research and development expenses	(2,143)	(61)	(324)	(164)	(2,692)
Selling and general expenses	(2,472)	(760)	(386)	(989)	(4,607)
Other operating income and expenses	(150)	21	4	(130)	(255)
Share of profit/(loss) from investments accounted for using the equity method (a)	4	7	—	—	11
Net income attributable to non-controlling interests	(17)	(4)	—	—	(21)
Business operating income	4,885	787	420	(1,409)	4,683
(a) “Business operating income” no longer includes Sanofi’s equity-accounted share of Regeneron’s net profits (see definition above, and Note B.1.).

	June 30, 2019 (6 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	12,718	2,407	1,894	—	17,019
Other revenues	103	27	544	—	674
Cost of sales	(3,239)	(783)	(1,255)	(105)	(5,382)
Research and development expenses	(2,423)	(71)	(295)	(183)	(2,972)
Selling and general expenses	(2,679)	(760)	(374)	(1,022)	(4,835)
Other operating income and expenses	(228)	105	(6)	(64)	(193)
Share of profit/(loss) from investments accounted for using the equity method (a)	4	6	—	—	10
Net income attributable to non-controlling interests	(12)	(3)	—	—	(15)
Business operating income (b)	4,244	928	508	(1,374)	4,306
(a) “Business operating income” no longer includes Sanofi’s equity-accounted share of Regeneron’s net profits (see definition above, and Note B.1.).
(b) Restated to exclude (i) Sanofi’s share of net profits from the investment in Regeneron (see above); and to include (i) the effects of IFRS 16 and (ii) the effect of certain expenses and income being presented differently for segment reporting purposes to align on Sanofi’s new 2020 management reporting structure.

	December 31, 2019 (12 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	25,700	4,695	5,731	—	36,126
Other revenues	173	57	1,275	—	1,505
Cost of sales	(6,750)	(1,599)	(3,372)	(252)	(11,973)
Research and development expenses	(4,850)	(149)	(639)	(380)	(6,018)
Selling and general expenses	(5,442)	(1,529)	(823)	(2,089)	(9,883)
Other operating income and expenses	(625)	193	—	50	(382)
Share of profit/(loss) from investments accounted for using the equity method (a)	5	(5)	9	—	9
Net income attributable to non-controlling interests	(29)	(6)	—	—	(35)
Business operating income (b)	8,182	1,657	2,181	(2,671)	9,349

34	2020 Half-Year Financial Report - Sanofi

(a) “Business operating income” no longer includes Sanofi’s equity-accounted share of Regeneron’s net profits (see definition above, and Note B.1.).
(b) Restated to exclude (i) Sanofi’s share of net profits from the investment in Regeneron (see above); and to include (i) the effects of IFRS 16 and (ii) the effect of certain expenses and income being presented differently for segment reporting purposes to align on Sanofi’s new 2020 management reporting structure.

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2020 (6 months)	June 30, 2019 (f) (6 months)	December 31, 2019 (f) (12 months)
Business operating income	4,683	4,306	9,349
Share of profit/(loss) from investments accounted for using the equity method (a)/(b)	(11)	(10)	(9)
Net income attributable to non-controlling interests (c)	21	15	35
Amortization and impairment of intangible assets	(1,206)	(2,956)	(5,750)
Fair value remeasurement of contingent consideration	54	190	238
Expenses arising from the impact of acquisitions on inventories	(36)	(3)	(3)
Restructuring costs and similar items	(758)	(747)	(1,062)
Other gains and losses, and litigation(d)	136	317	327
Gain on sale of Regeneron shares on May 29, 2020(e)	7,225	—	—
Operating income	10,108	1,112	3,125
Financial expenses	(198)	(244)	(444)
Financial income	31	94	141
Income before tax and investments accounted for using the equity method	9,941	962	2,822
(a)Excludes (i) restructuring costs and (ii) expenses arising from the impact of acquisitions on investments accounted for using the equity method.
(b)Following the transaction of May 29, 2020, “Business operating income” no longer includes Sanofi’s equity-accounted share of Regeneron’s net profits (see Note B.1.). Consequently, this line does not include Sanofi’s share of net profits from the investment in Regeneron up to and including that date.
(c)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(d)For the six months ended June 30, 2020, this line mainly comprises the gain on the sale of operations related to the Seprafilm product to Baxter.
(e)This line includes the gain on the sale of (i) 13 million shares of Regeneron common stock in the registered public offering and (ii) the 9.8 million shares repurchased by Regeneron, but does not include the gain arising from the remeasurement of the 400,000 retained shares at market value of May 29, 2020.
(f)Business operating income as presented in the 2019 financial statements has been restated to exclude (i) Sanofi’s share of net profits from the investment in Regeneron, amounting to €159 million in the six months ended June 30, 2019 and €411 million in the year ended December 31, 2019 (see above); and to include (i) the effects of IFRS 16 and (ii) the effect of certain expenses and income being presented differently for segment reporting purposes to align on Sanofi’s new 2020 management reporting structure.

B.20.2. OTHER SEGMENT INFORMATION
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.
The principal investments accounted for using the equity method in the Pharmaceuticals segment are entities majority owned by BMS (up to and including February 29, 2020, see Note B.5.), and Infraserv GmbH & Co. Höchst KG.
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2020
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method	149	3	44	196
Acquisitions of property, plant and equipment	294	27	181	502
Acquisitions of other intangible assets	153	6	21	180

	June 30, 2019
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method (a)	327	20	32	379
Acquisitions of property, plant and equipment (b)	383	28	243	654
Acquisitions of other intangible assets	124	7	56	187
(a) This line has been restated to eliminate Sanofi’s equity investment in Regeneron (see Note B.20.).
(b) Includes the effect of restatements needed to align on Sanofi’s new 2020 management reporting structure.

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	December 31, 2019
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method (a)	205	4	40	249
Acquisitions of property, plant and equipment (b)	773	88	462	1,323
Acquisitions of other intangible assets	321	51	121	493
(a) This line has been restated to eliminate Sanofi’s equity investment in Regeneron (see Note B.20.).
(b) Includes the effect of restatements needed to align on Sanofi’s new 2020 management reporting structure.

B.20.3. INFORMATION BY GEOGRAPHICAL REGION
The geographical information on net sales provided below is based on the geographical location of the customer.
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

	June 30, 2020
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,180	4,345	1,061	6,151	5,880	6,684
Non-current assets:
•property, plant and equipment	9,368	5,683	3,067	2,756	2,153	929
•goodwill	45,254	—	—	—	—	—
•other intangible assets	17,021	6,544	—	8,838	—	1,639

	June 30, 2019
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,019	4,351	1,099	5,685	5,401	6,983
Non-current assets:
•property, plant and equipment	9,606	5,781	3,120	2,791	2,250	1,034
•goodwill	44,418	—	—	—	—	—
•other intangible assets	19,098	7,439	—	9,485	—	2,174

	December 31, 2019
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	36,126	8,852	2,261	13,370	12,756	13,904
Non-current assets:
•property, plant and equipment	9,717	5,824	3,141	2,862	2,264	1,031
•goodwill	44,519	—	—	—	—	—
•other intangible assets	16,572	6,941	—	7,825	—	1,806
As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2019, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK
Sanofi’s three largest customers respectively accounted for approximately 9%, 6% and 5% of consolidated net sales in the first half of 2020, mostly in the Pharmaceuticals segment (versus approximately 9%, 6% and 4% in the first half of 2019).

36	2020 Half-Year Financial Report - Sanofi

C/ EVENTS SUBSEQUENT TO JUNE 30, 2020
Early July 2020, Sanofi entered into an exclusive license agreement with Kiadis Pharma N.V., a clinical-stage biopharmaceutical company developing natural killer (NK) cell therapies for patients with life-threatening diseases, for Kiadis’ previously undisclosed K-NK004 program. The agreement covers Kiadis’ proprietary CD38 knock out (CD38KO) K-NK therapeutic for combination with anti-CD38 monoclonal antibodies including Sarclisa®, Sanofi’s recently approved therapy for patients with multiple myeloma. Sanofi also obtained exclusive rights to use Kiadis’ K-NK platform for two undisclosed pre-clinical programs. As part of the agreement, Kiadis will receive a €17.5 million upfront payment and will be entitled to receive up to €857.5 million upon Sanofi attaining preclinical, clinical, regulatory and commercial milestones. Kiadis will also receive double-digit royalties based on commercial sales of approved products resulting from the agreement.
Early July 2020, Sanofi and Kymera Therapeutics Inc. signed a multi-program strategic collaboration agreement to develop and commercialize first-in-class protein degrader therapies targeting IRAK4 in patients with immune-inflammatory diseases. The companies will also partner on a second earlier stage program. Kymera will receive $150 million in cash upfront and may receive more than $2 billion in potential milestones, as well as royalty payments. Kymera retains the option to participate in US development and commercialization for both programs subject to its having an equal share in the costs, profits and losses, and to co-promote partnered products in the US.

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